Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 7, 2016

The following is an investor relations FAQ made by Micro Focus International plc on September 7, 2016.

HPE Software Day 0 Announcement:
IR FAQ

Purpose of Document: FAQ to cover most likely questions coming from investment community after announcement.

To: Specifically identified recipients including Numis Securities and Powerscourt

Distribution Date: To be shared ahead of 7th September announcement

Subject Line: Investor Relations FAQ

•	What have you announced?
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Micro Focus and HPE have reached a definitive agreement for Micro Focus to acquire HPE’s software business segment.  This acquisition, once completed, will be transacted by way of the acquisition by merger of the entire issued share capital of a subsidiary of Houston.

•	In addition, we have announced a commercial partnership between HPE and SUSE naming SUSE as HPE’s preferred Linux partner

•	What will be the scale of the combined company?
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Based on financial information for the twelve months to 30 April 2016, the enlarged group's combined annual revenues amount to approximately $4.5 billion, with combined Underlying Adjusted EBITDA of $1.35 billion and cash generated from operations amounting to approximately $1.1 billion over the same period.  In addition to Micro Focus’ 4,300 employees, HPE Software currently employs approximately 12,500 staff.  The combined organisation will have operations in all major geographies.

•	Why are you doing this?
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The merger reinforces Micro Focus’ established acquisition strategy and our focus on the efficient management of mature infrastructure software products.  The integration of the businesses will mean Micro Focus is better able to serve our customers and provide a wider range of offerings.

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HPE Software’s and Micro Focus’ product portfolios are complementary. HPE Software’s product portfolio offers solutions in IT Management (“ITM”), Enterprise Security Products (“ESP”), Information Management & Governance (“IM&G”) and Big Data Analytics (“Big Data”).

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The merger will create one of the world's largest infrastructure software companies with leading positions in a number of key products, further enhancing customers’ ability to leverage prior IT investments and exploit the latest industry innovations.

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The proposed acquisition presents a rare opportunity to achieve a significant increase in the scale and breadth of Micro Focus; and has the potential to deliver total shareholder returns that are superior to those likely to be achieved on an organic basis.

•	How are you funding this acquisition? What are the terms of the deal?
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Micro Focus will issue Micro Focus shares to the existing shareholders of HPE as consideration for the Merger by way of American Depositary Shares so that, immediately following completion of the Merger, HPE’s shareholders will own 50.1% of the fully diluted share capital of the combined group. Based on the current Micro Focus share price, the Micro Focus shares to be issued to HPE would have a market value of c$6.3 billion. Prior to Completion, HPE Software will pay a dividend to HPE of $2.5 billion, financed by debt incurred by HPE Software and then assumed by the enlarged Group. There will be a Return of Value (ROV) of $400m to Micro Focus shareholders. This implies a net enterprise value for HPE Software of c$8.8 billion.

•	How long will the acquisition take to complete?
•	The anticipated timeline to completion is as follows:
o	Announcement of the merger: 7 September 2016
o	Publication of shareholder circular : H1 2017
o	Miami shareholder meeting to approve the merger: H1 2017
o	Publication of the prospectus Q3 2017
o	Completion of the merger: by Q3 2017

•	There is comment in the announcement about a separate arrangement between HPE and Micro Focus relating to SUSE – what is this?
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At the same time, Micro Focus and HPE announced their intent to enter into a commercial partnership naming SUSE as HPE’s preferred Linux partner as well as exploring additional collaboration leveraging SUSE’s OpenStack expertise for joint innovation around HPE’s Helion Openstack and Stackato Platform as a Service solutions. SUSE and HPE are working together to define the specifics of the commercial partnership.

•	How will this impact the CY17 return of value to Micro Focus shareholders?
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Prior to completion and subject to shareholder approval, Micro Focus will undertake a return of value to its existing shareholders of c. $400 million, equivalent to $1.68 per existing Micro Focus share on a fully diluted basis.   (as at 6 September 2016)

•
Micro Focus shareholders will also have an opportunity to benefit further, through their shareholding, from the operational improvements and combination benefits which are expected to arise from the Transaction

•	Will you be doing further returns of cash next year and going forward?
•	Micro Focus’ policy is to operate with a level of debt of 2.5x EBITDA
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We will not be making any further returns of value after the one to be paid at the time of completion until we have achieved our leverage target of 2.5x.  We expect this to be within 24 months of completion.

•	Will this impact Micro Focus’ dividend policy?
•	No. Micro Focus intends to continue its stated dividend policy of distributions equal to half of adjusted net income

•	Does this make sense from a technology perspective?
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Yes.  This development is entirely in line with our strategy.  The HPE Software products are well established and predominantly similar in type to our own as well as having exposure to some higher growth markets, like Big Data.  And like our products, they lie at the heart of their customers’ IT infrastructure.  Going forward, the enlarged Group will have a very strong franchise to leverage as we continue to link established technologies with the new trends in IT such as mobility, cloud and virtualisation.

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Why do you feel the need to do this – Micro Focus has successfully achieved a business turnaround during the last five years and is now recognised as an effective investment proposition for shareholders, growing through both organic means and acquisitions such that it is now a FTSE 100 company.  Why take the risk of this transaction?

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There are large sections of the infrastructure software market that are now mature. Market consolidation will continue to take place and there are scale efficiencies available to companies that can adapt their model to that environment.

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We believe this transaction is in the best interests of shareholders and captures some of those rewards. We have consistently stated that on an ongoing basis we look for ways to add to our portfolio of mature software assets.  Accretive acquisitions over the past four years have all exhibited the same characteristics – acquired products are deeply embedded in customers’ IT systems and in business critical applications.  Like the Attachmate transaction in November 2014, this acquisition represents a step change in scale that presents Micro Focus with a very strong franchise, offering customers choice in leveraging established business logic and data to bridge the new and the old.

•	How will you judge this merger to be financially successful?
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Our medium and longer term shareholder objective remains consistent – to deliver 15-20% total shareholder returns.  Since 2011 we have achieved 39% compound return.  This acquisition supports this objective.

•	Will this merger impact your ability to deliver 15-20% total shareholder returns over the short term, ie next two years?
•	We believe it will enhance our ability to deliver returns to shareholders.

•	Surely this deal will disrupt normal business operations – does this present opportunity for competitors to move in with more certain product commitments?
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It is quite likely that there will be some short term disruption and this has been factored into our planning.  Internal communications have focused on the need for employees to focus on ‘business as usual’ and integration teams include product management and sales representatives to ensure Micro Focus and HPE Software continue to present a strong and effective face to the market.

•	What is a Reverse Morris Trust transaction and why have you structured this transaction in this way?
•	Reverse Morris Trust status represents a financially efficient way to fund this transaction:
•	HPE Software will, prior to Completion, pay a dividend of $2.5 billion to HPE, financed by newly incurred indebtedness of HPE Software to be assumed by the enlarged Group.
•	Following the payment of the dividend, HPE Software will be either spun-off or split-off from HPE to its shareholders.
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Micro Focus will immediately thereafter acquire HPE Software in consideration for the issue of the Consideration Shares to HPE’s shareholders, so that HPE shareholders will own 50.1% of the Enlarged Group's fully diluted share capital immediately post-completion. Based on the current Micro Focus share price and the existing fully diluted share capital of Micro Focus, the c. 238 million Micro Focus shares to be issued to HPE’s shareholders have a market value of c.$6.3billion.

•	Prior to Completion and subject to shareholder approval Micro Focus will undertake a return of value to its existing shareholders of c. $400 million.

•	There appears to be a degree of overlap between some of Micro Focus’ test products and the HPE portfolio. How will you deal with this overlap?
•	The Miami and HPE Software portfolios are broadly complementary although there are some product overlaps
•	We believe having multiple products in the same space will help us service customers more effectively and for the valuable lifetime of products to be extended.
•	We intend to preserve the full portfolios of strong, leading products in both companies going forward and we have experience in this from previous acquisitions.

•	What gives you confidence that you can run HPE Software more effectively than HPE?
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We believe there is considerable scope to improve the enlarged group's profitability through the application of our disciplined operating model.  HPE Software’s adjusted EBITDA margin in the last financial year was approximately 21%, compared with Micro Focus’ equivalent margin of 46% (ex-SUSE). We believe it will be possible to improve the margin delivered by HPE Software’s mature software assets, which represent approximately 80% of HPE Software’s revenue, to Micro Focus’ level by the end of the third full financial year following completion.

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In the first full financial year ending after completion and for subsequent financial years, the merger is expected significantly to enhance adjusted earnings per share for Micro Focus shareholders, with scope for further benefits as operational improvements are realised across the enlarged group. The immediate imperative will be to ensure that the merger is effected without undue disruption to the product development, sales, support and administrative functions of the enlarged group.

•	What synergies can you see in this transaction? Do you expect savings in back office functions, or in product development, customer support, etc.?
•	There will be no changes until a full analysis has been completed. It is possible that in the short term more resources will be needed as we look to standardise systems and processes. (tbc)
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We will create operational improvements through the adoption of a best of both approach to costs and product management. This will allow the Micro Focus management team the opportunity to actively address areas of revenue decline and enhance operating margins

•	How will you manage the combined organisation? HQ, leadership team, organisational structure?
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The HQ will be in Newbury and the management team will be led by Kevin Loosemore as Executive Chairman and Mike Phillips as CFO.  Other executive directors may be appointed from the senior management of Micro Focus and HPE Software. Key roles may be performed in any of the Group’s locations.  With effect from Completion, HPE will be entitled to nominate one executive director to the Micro Focus board and, subject to the approval of The Nomination Committee of Micro Focus, half of the Independent Non-Executive Directors.

•	This is a significant step up in scale. Are you confident that you have the management strength to run this business?
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Yes.  The Micro Focus management team has successfully delivered a business turnaround and following the reverse takeover of the Attachmate Group in November 2014, has substantially completed that integration.  That management team is now joined by a significant number of HPE Software senior executives to take forward the combined organisation.  A full time integration team has been established with a detailed integration plan.   Micro Focus has been increasing its management capacity over the past year to be positioned for growth.

•	Micro Focus current shareholders will only hold 49.9% of the shares in the new business. Do you worry that this change will make it harder to run the business?
•	No – following completion we will have 100% Micro Focus shareholders. Our investment proposition has widespread support and this will increase our market liquidity and scale.

•	Surely you are now taking your debt levels to a very high level? Surely this is a risky move?
•	No. The cash generation and cash conversion properties of the combined organisation will readily support this level of gearing.
•
The Micro Focus board estimates that the initial pro-forma net debt to Facility EBITDA of the Enlarged Group (taking into account the debt incurred by Seattle) will be approximately 3.3x Facility EBITDA. We are targeting to achieve a net debt ratio of 2.5x Facility EBITDA within two years of completion. This is similar to the dynamic when we acquired Attachmate.

•	What are the terms of your financing and who are the lending banks?
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Existing banking facilities will be refinanced as part of the transaction.  Micro Focus and HPE Software have entered into financing commitments for a total of $5.5 billion of financing related to the transaction with JP Morgan Chase including a revolving credit facility of $500 million.

•	What are the regulatory approvals required – which geographies and where do you expect most risk?
•	We do not anticipate any issues, although anti-trust approvals are expected to be sought in the US, EU, Brazil, South Africa, Russia and Turkey.

•	What has to happen before the acquisition completes?
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Completion will be subject to the satisfaction of a number of customary conditions, including the successful carve out of the HPE Software business from HPE, Micro Focus shareholder approval, the readmission of the existing Micro Focus shares and the admission of the Consideration Shares to listing on the Official List of the UK Listing Authority and to trading on London Stock Exchange plc's main market for listed securities,  SEC filings in order to create American Depositary Receipts for the Consideration Shares, receipt of certain tax opinions relating to the Transaction and applicable regulatory and anti-trust approvals having been obtained.

•	Subject to these conditions, the Company currently expects completion of the Merger to occur around Q3 2017.

•	Are your shareholders supportive of this transaction?
•	Initial discussions have been very positive.

•	In conversations to date, what are the main shareholder concerns?
•	No major concerns have been raised to date.

•	What were the main areas of discussion with the ratings agencies?
•	The indicative rating we have received is in line with our expectations [TBC]

•
Please map out the reporting schedules we can expect over the next 12 months, assuming this transaction completes in Q3 2017?  Will you be reporting both Micro Focus and HPE Software financial results separately – when will full results be consolidated at a Group level?

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We will issue Micro Focus interim results for the six months to 31 October 2016 in early December.  If the transaction completes in Q3 2017 we will be including HPE Software in the consolidated results of the Micro Focus Group from that date.  HPE Software will be separately identifiable as an acquisition for the FY18 financial year and, due to the scale of the acquisition, a very important part of the enlarged group in future years.   Our Q3 Interim Management Statement will be issued towards the end of February if one is issued, and the full year results of the enlarged group will be issued for Micro Focus on a standalone basis in Q3 2017.  We have not finalised the date yet for this.

•	How profitable is the HPE Software portfolio compared to Micro Focus levels of profitability?
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Micro Focus Adjusted EBITDA levels are higher than HPE Software’s.  HPE Software’s adjusted EBITDA margin in the last financial year was approximately 21%, compared with Micro Focus’ equivalent margin of 46% (ex SUSE). We believe it will be possible to improve the margin delivered by HPE Software’s mature software assets, which represent approximately 80% of HPE Software’s revenue, to Micro Focus’ level by the end of the third full financial year following completion

•
HPE bought Autonomy in 2011 and there followed much acrimony about the price paid.  What makes you confident that this asset is appropriately valued within the HPE Software portfolio of products?  HPE wrote off $8.8B related to this transaction.

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The price paid by HPE for Autonomy was well in excess of that being paid today by Micro Focus for HPE Software.  The Autonomy assets are only a minority subset of the total HPE Software portfolio.  For further questions about the HPE/Autonomy acquisition, please contact HPE.

No Offer or Solicitation

This communication does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document.

Additional Information and Where to Find It

This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by Seattle SpinCo, Inc. ("Seattle"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction").  The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC.  The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department.

Caution Concerning Forward-Looking Statements

This communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future.  In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, Miami undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Except as otherwise explicitly stated, neither the content of the Miami website nor the Houston website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.